UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

FIRST BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

 318687 10 0

(CUSIP Number)

November 30, 2006

(Date of Event Which Requires Filing of this Statement)

James W. Sight

2100 Brookwood

Mission Hills, KS 66208

(913) 362-9133

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). James W. Sight
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) PF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7) SOLE VOTING POWER 78,865 shares 8) SHARED VOTING POWER 0 9) SOLE DISPOSITIVE POWER 78,865 shares 10) SHARED DISPOSITIVE POWER 0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,865 shares
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.1% (based on 1,551,715 shares outstanding, as reported on Form 10-QSB for the quarter ended September 30, 2006)
14)	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

This statement relates to the Common Stock, $0.01 par value per share, of First Bancshares, Inc., a Missouri corporation  (the “Company”), whose principal executive offices are located at 142 East First Street, P.O. Box 777, Mountain Grove, MO 65711.

Item 2. Identity and Background

(a)    James W. Sight

(b)    2100 Brookwood, Mission Hills, KS 66208

(c)    Investments (self employed)

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    United States of America

Item 3. Source and Amount of Funds or Other Considerations

All 78,865 shares beneficially owned by Mr. Sight were purchased with his personal funds in open market transactions, at an aggregate purchase price of approximately $1,303,920.

Item 4. Purpose of Transaction

Notwithstanding the recent management changes, which should positively affect the future operations of the Company, Mr. Sight believes that the Board of Directors should go further and explore other strategic alternatives.  The size of the Company does not lend itself to providing a suitable return to the stockholders in today's competitive operating environment.  The market place has been valuing the Company at or below book value, and there have been several transactions in the Springfield, MO and northern Arkansas markets at tremendous premiums over the value of the Company's stock.

There are several regional investment firms that specialize in creating transactions that would benefit all of the Company's stakeholders: employees, business communities, and stockholders.  The Board should proactively proceed to unlock the value of the Company while larger, stronger institutions are actively seeking consolidation opportunities.

Item 5. Interest in Securities of the Issuer

(a)    Aggregate number and percentage of class beneficially owned: 78,865 shares of Common Stock, representing 5.1% of all of the outstanding shares in the class.

(b)    1.    Sole power to vote or direct vote: 78,865

        2.    Shared power to vote or direct vote:  0

        3.    Sole power to dispose or direct the disposition: 78,865

        4.    Shared power to dispose or direct the disposition: 0

(c)    During the past 60 days, Mr. Sight has purchased the following shares of Common Stock in the open market:

Date of Transaction	Quantity	Price Per Share
10/20/06	279	$16.20
10/23/06	700	16.25
10/24/06	1,796	16.00
11/01/06	4,903	16.40
11/02/06	4,306	16.10
11/07/06	176	16.00
11/07/06	1	16.00
11/14/06	13,300	16.50
11/16/06	1,200	16.41
11/17/06	11,900	16.50
11/20/06	17,100	16.50
11/21/06	6,000	16.75
11/28/06	7,500	17.00
11/30/06	4,300	17.00
12/04/06	1,000	17.25

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 7, 2006

/s/ James W. Sight
James W. Sight